

July 26, 2012

Jules Kaufman
General Counsel
Coty Inc.
2 Park Avenue
New York, NY 10016

>   **Re: Coty Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 29, 2012**
>   **File No. 333-182420**

Dear Mr. Kaufman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have omitted a price range and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon. Please also ensure that you include all exhibits and other non-430A information in your filing as soon as possible.

2. Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Industry, Ranking and Market Data, page ii

3. Please provide us with copies of the reports citing the market data you provide throughout the prospectus, particularly in the "Our Market Opportunity" sections on pages 1 and 83 (i.e., the Euromonitor report), marked with page references supporting your disclosures in the filing. Please disclose whether the market, industry, and other data you discuss in the registration statement represent the most recently available data and therefore, remain reliable. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933 as amended.

Prospectus Summary, page 1

4. Throughout the prospectus, you refer to yourself as "the new emerging leader in beauty." You also reference your market leading positions and global positions with respect to certain segments and brands. Please revise these references to disclose the measure by which you have determined that you are a leader and by which you hold different market and global positions (e.g., market share, revenues, volume of products sold, etc.). We note you provide some of these disclosures on pages 88 through 91, but you highlight these rankings and positions several times in the prospectus prior to pages 88 through 91 without context as to how they are measured. Please provide these measures either the first time or each time you highlight a particular ranking or position so that investors can understand the meaning of the market rankings and positions as they read through the prospectus.

Our Company, page 1

5. We note your disclosure of operating income and Adjusted Operating Income. Please also disclose net income during the applicable period.

Summary Consolidated Financial Data, page 9

Reconciliation of Operating Income to Adjusted Operating Income, page 11

6. In regard to note (c), please separately quantify charges related to transactions costs, integration costs, and acquisition accounting adjustments. In regard to note (d), please separately quantify charges related to the preparation for public entity reporting, the structural reorganization in Geneva, accelerated depreciation resulting from a change in useful life, and the buyback of certain distribution rights.

Reconciliation of Net Income Attributable to Coty Inc. to . . . , page 13

7. In regard to note (b), please help us more fully understand how you determined the change in tax provision due to the share based compensation expense adjustment during the nine months ended March 31, 2012 and how you determined the change in tax provision due to other adjustments during the nine months ended March 31, 2012 and 2011.

8. In regard to note (e), please more fully explain how you determined these amounts, the nature of the structural changes you have implemented, and why such changes will reduce tax expense associated with foreign-based income.

9. In regard to note (f), please more fully explain how you determined these amounts and why this transaction impacted your tax provision during each of the three years ended June 30, 2011.

Management's Discussion and Analysis . . . , page 39

10. We note various instances in which you discuss the fact that your results were largely driven by new product launches. Please more fully discuss and quantify the impact of existing/continuing products on your results, including whether declines in existing/continuing products offset growth from new products. To the extent applicable, please also separately discuss and quantify the impact of changes in sales pricing versus volume.

Operating Income, pages 47 and 59

11. Please disclose and discuss changes in operating margins on a segment basis during each period presented.

Financial Condition, page 66

Liquidity and Capital Resources, page 66

12. We note you are subject to financial covenants. Please disclose and discuss your actual ratios/amounts relative to covenant requirements as of each reporting date.

Long-Term Debt, page 67

13. We note your disclosure in the second paragraph that you obtained an amendment to the NPA that allowed you to exclude certain transaction and integration costs associated with specified acquisitions from certain covenant calculations. Please revise your disclosure to describe the nature of the costs you were allowed to exclude from the covenant calculations. Additionally, please disclose the acquisitions to which these costs relate.

14. In the third paragraph, you state that you were in compliance with all Credit Agreement and NPA financial covenants, "as amended," as of March 31, 2012 and June 30, 2011. Given your disclosure in the second paragraph that the amendment to the NPA only applies through the period ended December 31, 2011, please revise your statement regarding compliance to clarify whether you were subject to the original financial covenants after December 31, 2011 and if so, whether you were in compliance with the original financial covenants as of March 31, 2012 rather than the financial covenants, "as amended." If you were still subject to the amended financial covenants, please revise your disclosure to make this clear as well as to (i) disclose when the accommodation of the amended covenants will expire, (ii) whether you think you will be in compliance with the covenants that exist after expiration of the amended covenants, and (iii) when you expect to finish incurring transaction and integration related costs from the "specified" acquisitions. In this regard, please clarify whether you expect to continue to incur these costs after the expiration of the amended financial covenants.

15. Given the importance of acquisitions to your business and growth strategies, the transaction and integration costs associated with acquisitions, and your recent need to obtain an amendment to the financial covenants associated with your financing arrangements, please discuss your ability to continue pursuing acquisitions in the event your lenders are not inclined to amend your financial covenants in the future.

Foreign Exchange Risk Management, page 72

16. If material please provide either the tabular presentation, sensitivity analysis, or value at risk disclosures contemplated by Item 305 of Regulation S-K for your foreign exchange risk. In this regard, we note your statement that you experience fluctuations in net income as a result of transaction gains or losses related to your foreign exchange risk.

Critical Accounting Policies, page 73

Goodwill, Other Intangible Assets and Long-Lived Assets, page 74

17. Please include a more specific and comprehensive discussion of the underlying reasons for the impairment charges you recorded on the TJoy and Philosophy trademarks. Please disclose the remaining carrying values of each of these trademarks, as well as the carrying values for any other material trademarks, as of the most recent balance sheet date. In addition, please help us better understand, and clarify in your filing, how and why you determined these trademarks continue to have indefinite lives.

18. We note you changed the date you will test goodwill and other indefinite-lived intangible assets for impairment on an annual basis. As a change in the annual testing date is not contemplated by ASC 350-20-35, it appears to us this is a change in accounting principle in accordance with ASC 250-10-45-1–45-16. In your updated financial statements, please provide the disclosures required by ASC 250-10-50-1.

Common Stock Valuations, page 79

19. Please note we may have further comments after your IPO price is disclosed.

Income Taxes, page 81

20. We note your statement that it is your intention to permanently reinvest undistributed earnings and income from your foreign operations. Please more fully explain why you repatriated earnings and profits in recent years, including when you decided to repatriate these amounts and what circumstance made each repatriation necessary.

Business, page 83

21. We note disclosure regarding business structure realignment programs on pages 51 and 63 in MD&A, although it is not clear from those discussions exactly what these programs entail. Please tell us what consideration you have given to discussing these programs in the context of the development of your business. Please see Item 101(a)(1) of Regulation S-K.

22. Please disclose financial information by segment for the last three fiscal years, or include a cross reference to the information in the financial statements, as required by Item 101(b) of Regulation S-K.

23. Please disclose financial information about geographic areas for the last three fiscal years, or include a cross reference to the information in the financial statements, as required by Item 101(d) of Regulation S-K.

24. Please state for each of the last three fiscal years the amount or percentage of total revenue contributed by each of your three classes of products. Please see Item 101(c)(1)(i) of Regulation S-K.

25. Please elaborate on your practices relating to working capital items, as required by Item 101(c)(1)(vi) of Regulation S-K. In this regard, we note that you are focused on "effective working capital management" (page 87) and that your working capital requirements "experience variability" during the three to six months preceding the holiday period (page 97).

Our History, page 84

26. Please provide additional details on the material terms of your significant acquisitions in 2011, including the form and amount of consideration, and any other material terms of those transactions. Please also tell us what consideration you have given to including acquisition agreements for, in particular, OPI and philosophy as exhibits to the registration statement.

Our Competitive Strengths, page 84

Skilled acquirer, page 86

27. You characterize the OPI brand as "a bridge between nail color, fashion houses, celebrities and entertainment franchises." Please clarify the meaning of this statement.

Our Strategy, page 86

28. You state that you target net revenue growth that outperforms the industry average. Please clarify whether your revenue growth actually outperforms the industry average.

Our Brands, page 88

29. Please clarify whether you license each of your power brands. We note that in several, but not all instances, you refer to having license agreements for those brands.

Intellectual Property, page 95

30. We note the significance of certain brands and license agreements to your business. Please provide more specific disclosures regarding the terms and expiration dates of each material license agreement.

Management, page 99

Director Independence, page 105

31. We note your statement that you have chosen not to comply with certain director independence requirements. However, you should still identify each director that is independent. We note you disclose that the directors on your two standing committees, with the exception of Mr. Harf, are independent, but the committees do not comprise all of your directors. Refer to Item 11(n) of Form S-1 and Item 407(a) of Regulation S-K.

Executive Compensation, page 107

Compensation Discussion and Analysis, page 107

Executive Summary, page 107

Use of Peer Data, page 109

32. Please clarify how you consider the compensation practices of your peer group. Specifically, please clarify whether you benchmark elements or total compensation to that of the peer group. In this regard, we note (i) on page 108, you disclose that the

Remuneration and Nomination Committee "reviews and approves the criteria and sources for benchmarking," (ii) on page 111, you state that performance target levels are benchmarked against selected peer companies, (iii) on page 112, you state that target awards were reviewed against the practices of your peer group, and (iv) on page 113, you state that target total long term compensation awards are consistent with the target median of comparable executive positions in your peer group. If you engage in benchmarking compensation to that of the peer group, please disclose where you benchmark compensation relative to the peer group as well as how actual compensation compares to the peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Elements of Compensation, page 110

Annual Incentive Compensation Awards, page 110

33. You state that target APP awards for each NEO in fiscal 2011 ranged from 50% to 120%. If applicable, when providing the compensation discussion and analysis for fiscal 2012, please clarify whether you mean that target APP awards ranged from 50% to 120% of each NEO's base salary. Additionally, please disclose each NEO's target APP award.

Coty Inc. Fiscal 2011 Targets, page 111

34. When providing the compensation discussion and analysis for fiscal 2012, please disclose the performance target levels as well as how actual results compared to the performance target levels. This comment also applies to the individual factor on page 112 and the long-term incentive plan on page 113.

Long-Term Incentive Plan, page 113

35. You state that the grant amount of IPO Units and the participants in the grant were based on grants made by companies comparable to you prior to such companies' initial public offerings. Please disclose how your grant of IPO Units compares to the grants made by the other companies.

Other Benefits and Perquisites, page 114

Perquisites, page 114

36. We note your statement that all perquisites valued at least $25,000 or at least 10% of the total amount of perquisites and personal benefits is included in the Summary Compensation Table. Please ensure that you disclose perquisites and other personal benefits when the aggregate value exceeds $10,000 in the Summary Compensation Table. Refer to Item 402(c)(ix) of Regulation S-K.

Summary Compensation Table, page 115

37. In your next amendment, please revise the Summary Compensation Table to include all applicable compensation paid to your NEOs for fiscal years 2011 and 2012. Refer to Instruction 1 to Item 402(c) of Regulation S-K.

38. In note one to the Summary Compensation Table, you reference a bonus paid to Mr. McCall. However, you do not discuss bonuses in the compensation discussion and analysis, and you do not include the bonus column in the Summary Compensation Table. Please advise, or revise your disclosures as appropriate.

Grants of Plan-Based Awards, page 116

39. In your next amendment, please include a completed Grants of Plan-Based Awards Table. This comment also applies to the Outstanding Equity Awards at Fiscal Year-End table and the Potential Payments upon Termination or Change in Control Table.

Director Compensation, page 123

Non-Employee Directors, page 124

40. Please include notes to the table that clarify the terms of Messrs. Bloom, Faber, and Langman's service to the Board of Directors for fiscal 2011. In this regard, we note these directors received less than the full amount of annual compensation as provided to the other directors.

Principal and Selling Stockholders, page 125

41. Please clarify the nature of your common stock prior to the offering. In this regard, we note on page 8, you reference the conversion of shares of your common stock owned by your existing stockholders into shares of Class A and Class B common stock as well as the immediate conversion of shares of Class B common stock into shares of Class A common stock. Additionally, on page 125, you state that applicable percentage ownership is based on 381,929,346 shares of common stock without regard to whether the 381,929,346 shares are shares of Class A or Class B common stock. If the shares of your common stock currently outstanding are all currently shares of the same class, please clarify this as well as how and when the conversions are to occur.

Certain Relationships and Related Party Transactions, page 127

Review, Approval or Ratification of Transactions with Related Persons, page 128

42. We note that you intend to adopt written policies and procedures for the review of related party transactions. Please disclose how you currently review related party transactions. Refer to Item 404(b)(1) of Regulation S-K.

Coty Inc. – Consolidated Financial Statements

Consolidated Statements of Equity, page F-5

43. Please revise the title of these statements to reflect the fact that they also include changes in redeemable non-controlling interests.

Note 3. Segment Reporting, page F-16

44. Please include revenue information regarding your products. Reference ASC 280-10-50-40.

45. Please clarify how you determined that your operating segments are also your reportable segments. Please tell us what consideration you have given to whether your operating segments exist at a lower level such as your product line level or, in the case of your fragrances, at the individual category level.

Note 4. Acquisitions, page F-19

46. Please more fully describe the types of synergies you expect to realize from each acquisition.

47. In regard to your acquisitions of TJoy, OPI, and Philosophy, please help us more fully understand how you determined the fair values of trademarks (indefinite and finite) and customer relationships for each acquisition.

Note 10. Goodwill and Other Intangible Assets, Net, page F-27

48. Please provide us a list of your trademarks that are not subject to amortization. For each individual material trademark, please provide us a specific and comprehensive discussion regarding why you believe an indefinite life is appropriate.

49. Please help us better understand how you determined the useful lives of your license agreements and customer relationships and why you are amortizing them on a straight-line basis. Please tell us what consideration was given to using an accelerated method.

Note 14. Income Taxes, page F-35

50. We note you have made additions to your UTBs in all years presented but have relatively minor amounts for settlements and lapses in statutes of limitations. Please clarify the expected timing for the resolution of these tax positions.

Note 24. Commitments and Contingencies, page F-54

51. Please clarify whether you believe the outcome of current litigation and legal proceedings are expected to have a material adverse effect on your cash flows.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-113

52. Please be advised that if you continue to include a pro forma statement of operations or any other pro forma disclosures after you provide updated financial statements, it appears to us that the adjustments in notes 1(a), 1(b)(1), and (1)(b)(2) are not factually supportable.

Recent Sales of Unregistered Securities, page II-2

53. On page 67 of the prospectus, you discuss a private placement that occurred on June 16, 2010 through which you issued $500 million of Senior Secured Notes in three series under a Note Purchase Agreement. In this section, please provide the information required by Item 701 of Regulation S-K for the private placement.

Exhibit Index

54. Please tell us what consideration you gave to filing the lock-up agreements, referenced on page 138, as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

55. We encourage you to file all exhibits, including your legal opinion and form of underwriting agreement, with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Andrew L. Fabens (*via e-mail*)
        Gibson, Dunn & Crutcher LLP